Exhibit (d)(8)(c)

AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

MORGAN STANLEY INVESTMENT MANAGEMENT INC.

THIS AMENDMENT is made as of October 18, 2019 to the Sub-Advisory Agreement dated May 1, 2002, as amended (the "Agreement"), between Transamerica Asset Management, Inc. and Morgan Stanley Investment Management Inc. (the "Sub-Adviser"). In consideration of the mutual covenants contained herein, the parties agree as follows:

Schedule B to the Agreement is hereby deleted and replaced in its entirety with the attached revised Schedule B, and all references in the Agreement to Schedule B shall be deemed to refer to the attached Schedule B.

In all other respects, the Agreement dated May 1, 2002, as amended, is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of October 18, 2019.

TRANSAMERICA ASSET MANAGEMENT, INC.

By: /s/ Christopher A. Staples

Name: Christopher A. Staples

Title: Senior Vice President

MORGAN STANLEY INVESTMENT MANAGEMENT

INC.

By: /s/ Maryalice Dunne

Name: Maryalice Dunne

Title: Managing Director

SCHEDULE B

as of October 18, 2019

Portfolio	Sub-Adviser Compensation*

Transamerica Morgan Stanley Capital Growth VP**	0.27% of the first $1.5 billion;
0.23% over $1.5 billion up to $3 billion;
0.22% over $3 billion up to $5 billion; and
0.20% in excess of over $5 billion

*As a percentage of average daily net assets on an annual basis.

**The average daily net assets for the purpose of calculating sub-advisory fees will be determined on the basis of the combined assets of Transamerica Capital Growth, Transamerica Morgan Stanley Capital Growth VP, Morgan Stanley Investment Management Inc. ("Morgan Stanley") managed assets for Transamerica Large Growth, and Morgan Stanley Growth Retirement Option, a separately managed account of Transamerica Life Insurance that is also advised by Morgan Stanley.